Mail Stop 3561

May 31, 2006

Fabian Mansson
President and Chief Executive Officer
Eddie Bauer Holdings, Inc.
15010 NE 36th Street
Redmond, WA 98052

> **Re:** **Eddie Bauer Holdings, Inc.**
> **Registration Statement on Form 10**
> **Filed May 1, 2006**
> **File No. 0-51676**

Dear Mr. Mansson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, page 1

1. Please substantiate or delete the promotional terms and phrases appearing in this section and throughout your registration statement. For example, we note the statement that your brand stands for "high quality, innovation, style and customer service."

2. Please provide support for the qualitative and comparative statements contained in this section and throughout your registration statement. Please note that the following are examples only and you should provide support for any other qualitative or comparative statements. Please mark your support or provide page references in your responses to the sections you rely upon for each specific

statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Revise your registration statement as necessary. We note the following examples:

- Eddie Bauer has an established reputation in the outerwear market and was ranked as the number three outerwear brand in a survey conducted by Women's Wear Daily in July 2005 – page 3.

- According to the 2006 Apparel Market Research Yearbook published by Richard K. Miller & Associates, in 2004, apparel spending in the United States by women and men between the ages of 35 and 54 totaled $31 billion and $17 billion, respectively. – page 8.

- DNR magazine ranked the Eddie Bauer Brand as the 20th best-known men's brand among the top 50 best known brands in its November 21, 2005 issue. – page 8.

- Eddie Bauer was ranked third among the top 10 best-known outerwear brands by Women's Wear Daily – page 8.

- Our website has received a number of awards, including winning top honors in the e-commerce category in the Keynote Systems Keynote Performance Awards in October 2004 and being named a "Top 50 Best of the Web" online retailing website for 2005 by Internet Retailer in November 2005. – page 12.

- We also receive frequent press coverage from independent publications such as Oprah, In Style and Men's Journal. – page 14.

Competition, page 18

3. We note your cross-reference to the primary factors on which you compete appearing in the risk factors section. Please further explain in this section how you compete on the basis of brand recognition, the selection, availability and fit of products and quality, and price, etc. See Item 101(c)(1)(x) of Regulation S-K.

Risk Factors, page 23

4. We note the statement in the introductory paragraph indicating that the risks discussed in this section are not the only ones you face. Please delete this statement, as all material risks should be identified and fully discussed in this section. Please revise accordingly.

We face numerous challenges as a result of our involvement in the Spiegel bankruptcy process, page 25

5. Please revise to clearly indicate whether you still have on-going financial obligations as a result of the Spiegel bankruptcy and, if so, please quantify your financial obligations to the extent possible.

An active trading market for our common stock may not develop…, page 35

6. Please revise the second paragraph to clearly indicate there can be no assurance of any future analyst coverage.

Financial Operations Overview, page 42

7. We note that you include warehousing and distribution expenses and shipping costs associated with your catalog and internet sales in selling, general and administrative expenses. Please provide cautionary disclosure in Management's Discussion and Analysis that your gross margins may not be comparable to others, since some entities include these costs in cost of sales and others like you exclude these costs from gross margin, including them instead in selling, general and administrative expenses. To the extent the excluded costs are material to your operating results, quantify these amounts in Management's Discussion and Analysis.

Unaudited Pro Forma Consolidated Condensed Financial Information, page 48

8. Pleas use a more current interest rate than the rate as of December 31, 2005 for purposes of computing additional pro forma interest expense. Please use a rate in effect subsequent to the April 2006 amendment to your term loan agreement.

Management's Discussion and Analysis of Financial Condition, page 53

9. We note that you have retained a financial advisor to explore strategic alternatives, including a possible sale. Please disclose any changes in your expectations regarding capital expenditures and your proposed business plan as a result of your decision to explore strategic alternatives.

10. Please discuss in greater detail the joint venture retail operations you have in Japan and Germany and address the significance these joint ventures have on your results of operations. Describe further any evolving trends in your industry, particularly in these geographic areas, and discuss the specific actions you are taking to address these trends.

Results of Operations, page 54

11. We have reviewed your response to oral comment 10 issued in a conference call held on February 9, 2006. Where you describe more than one business reason for a significant change in a financial statement line item between periods, please quantify, where possible, the incremental impact of each individual business reason on the overall change. In complying with our comment, please quantify in dollars:

   - changes in comparable store sales and non-comparable store sales in your analysis and discussions of revenues, and;

   - changes in material cost of sales expenses, such as occupancy and merchandise costs, within your analysis and discussions of gross profit.

   In addition, please provide an analysis of the underlying reasons for each significant change you identify. For example, in your fiscal 2003-2004 selling, general and administrative discussion, please explain in sufficient detail the reasons why there was a decrease in store-related expenses, costs associated with DFS and Saint John, and the other costs contributing to the overall fluctuation. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Impairment of indefinite-lived intangible assets, page 56

12. In light of your conclusion that goodwill was not impaired despite your recent trademark impairment charge, operating losses and the declines in net merchandise sales and comparable store sales for the third and fourth quarters of fiscal 2005, please provide us more information about the results of your latest goodwill impairment test. In your response please quantify the reporting unit's fair value determined during your latest impairment test and provide a sensitivity analysis that shows how this fair value would fluctuate based on hypothetical changes in your assumptions and judgments. Please also explain why you believe you have only one reporting unit for purposes of your goodwill impairment test.

Liquidity and Capital Resources, page 60

13. Please provide a more informative analysis and discussion of financial condition, changes in financial condition and cash flows from operating activities, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please also provide an analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material

increase or decrease in your liquidity. Please refer to Item 303(a) of Regulation
S-K and SEC Release No. 33-8350.

Sources of Liquidity, page 62

14. You disclose that your cash balances as of December 31, 2005 included $0.8
million designated by the creditors' committee for payment of professional fees
associated with your bankruptcy process. If any portion of the cash balances on
hand are legally restricted as to withdrawal, please separately disclose restricted
cash from cash and cash equivalents on the face of the balance sheet and exclude
restricted cash from the cash total in the statement of cash flows. To the extent
such restricted funds are to be used to liquidate long-term liabilities, they should
be classified as a noncurrent asset. See Rule 5-02.1 of Regulation S-X.
Alternatively, if none of the cash on hand is legally restricted as to withdrawal,
please consider clarifying your disclosures accordingly.

15. Please disclose whether you are currently in compliance with each of the financial
covenants discussed in this section.

Material Weakness Remediation Plan, page 73

16. Please disclose the timeframe in which you anticipate remediating the weaknesses
you have disclosed.

Directors and Executive Officers, page 79

17. Please briefly describe the business nature of the non-public entities identified in
this section. For example, we note Cornerstone Brands, Inc. and Wilton Capital
Group. Further explain whether the company or organization is a parent,
subsidiary or other affiliate to you. See Item 401(e) of Regulation S-K.

18. Please disclose the business experience of Messrs. Reiss and Watson for the past
five years. Please revise accordingly. See Item 401(e) of Regulation S-K.

Financial Statements and Exhibits

Notes to Consolidated and Combined Financial Statements

Note 4. Restatement of Previously Issued Financial Statements, page F-11

19. Please provide us with a complete narrative of the clerical error discussed in
footnote B including how you discovered the error and how you determined the
appropriate adjustment amount. Please also confirm that your statements of cash

flows reflect lease incentives received from lessors within operating activities and acquisitions of leasehold improvements for cash within investing activities.

20. Please provide us with a complete narrative of the adjustment used to establish your net unfavorable lease obligation (footnote I). Please summarize the assumptions used by the external real estate consultant in the analysis and tell us how you concluded $10.0 million was the appropriate valuation.

Note 5. Summary of Significant Accounting Policies

(d) Segments, page F-23

21. We have reviewed your response to oral comment 14 issued in a conference call held on February 9, 2006. With respect to the similarity of economic characteristics of your operating segments, please provide us with the sales and gross margins for each of your operating segments, as well as your licensing/international operations, for the last five years and demonstrate how that information supports the similarity of the economic characteristics of your operating segments.

22. We have reviewed your response to oral comment 14 issued in a conference call held on February 9, 2006. Please note that enterprise-wide disclosures required by SFAS 131 are appropriate for all enterprises including those that have a single reportable segment if the enterprise offers a range of products and services. It appears that you offer several major categories of products, such as men's and women's apparel and accessories. Further, we note that you sell several items within those categories, such as those described on page 8. Please provide the information about products and services required by paragraph 37 of SFAS 131 based on the financial information used to produce your general purpose financial statements. If it is impracticable to do so, please tell us why and disclose that fact. Please also revise Management's Discussion and Analysis of financial condition and results of operations to discuss significant changes and trends in revenues from product and service categories to the extent that such changes and trends would be material to investors.

(f) Revenue Recognition, page F-23

23. We have reviewed your response to oral comment 15 issued in a conference call held on February 9, 2006. Please provide us a summary of your historical gift card transactions used to determine the estimate of your breakage percentage. This historical evidence should demonstrate that the demand for future performance with respect to the estimated breakage recognized is remote and that the estimate is based on a large population of homogeneous transactions. In your

response, please explain how you believe you have sufficient history to support such a high breakage percentage and consider providing us a schedule that reflects the following information for an appropriate historical period:

- the number and dollar amount of gift cards purchased by year;

- the number, dollar amount and percentage of gift cards redeemed in the year of purchase and in each subsequent year, and;

- the number, dollar amount and percentage of gift cards outstanding at the end of the year of purchase and each subsequent year.

Since we generally do not believe that any breakage should be recognized at the point of purchase, please also prove to us that your historical breakage methodology would not differ materially from an alternative method of recognizing breakage at a determinable breakage point in the future or ratably over the breakage period. Finally, please explain how you expect to treat breakage on a quarterly basis going forward and, if you recognize breakage as revenue, tell us your basis for recognizing breakage as revenue as opposed to a gain classified as other income.

24. We have reviewed your response to oral comment 16 issued in a conference call held on February 9, 2006. In your response you indicate that you do not issue coupons. On page 15, however, you disclose that you offer Eddie Bauer cardholders exclusive offers and coupons. Please address this apparent inconsistency and, if applicable, tell us and disclose your accounting policy for these types of arrangements.

(k) Gift Certificate Liability, page F-24

25. Please disclose within Management Discussion and Analysis and your footnotes the amount of gift card breakage recognized for each period presented.

Note 11. Investments in Foreign Joint Ventures, page F-39

26. We note your disclosure on page 31 that your German joint venture "has recently experienced weakness in its retail stores operation, and may incur expense or losses associated with either downsizing its retail presence or exiting certain markets." Please tell us how you considered paragraph 19(h.) of APB 18 in determining that an other-than-temporary loss in investment value was not necessary.

Note 22. Affiliated Company Transactions, page F-63

27. We note that your historical financial statements include charges for services provided by Spiegel, Inc. and its subsidiaries. Since those entities are related parties and the transactions were likely not at arms length, please disclose management's estimates of what the expenses would have been on a stand alone basis. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. See Question 2 of SAB Topic 1B.

28. You disclose that interest expense on the amount due to/from Spiegel was approximately $19.3 million for fiscal 2003. Please revise to indicate that interest expense for fiscal 2003 on the amount due to/from Spiegel was approximately $2.0 million, as indicated in your previously filed Form 10.

Exhibits

29. You are required to file complete exhibits to your registration statement, including all exhibits and schedules to material agreements. For example, we note that exhibit 10.7, Waiver Agreement, refers to Schedule A, yet you have not included this Schedule with the filed exhibit. Please re-file this and other exhibits in their entirety.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andrew Blume at (202) 551-3254 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson at (202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Abigail Arms, Esq.
Fax: (202) 508-8100